PORTIONS OF INFORMATION CONTAINED IN THIS AGREEMENT HAS BEEN

EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH NOT MATERIAL AND IS

THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

EXCLUDED INFORMATION IS MARKED AS [***] BELOW.

Dated as of May 9, 2023

Investment Agreement

by and between

Oatly Group AB

and

the Purchaser Named Herein

Table of Contents

Page

Article I DEFINITIONS 1

Section 1.01 Definitions 1

Section 1.02 General Interpretive Principles. 8

Article II SALE AND PURCHASE OF THE NOTES 9

Section 2.01 Sale and Purchase of the Notes. 9

Section 2.02 The Closing. 9

Section 2.03 Termination. 11

Article III REPRESENTATIONS AND WARRANTIES 12

Section 3.01 Representations and Warranties of the Company. 12

Section 3.02 Representations and Warranties of the Purchaser. 22

Article IV ADDITIONAL AGREEMENTS 25

Section 4.01 Taking of Necessary Action. 25

Section 4.02 Securities Laws. 25

Section 4.03 Lost, Stolen, Destroyed or Mutilated Securities. 25

Section 4.04 Antitrust/Foreign Direct Investment Approval. 25

Section 4.05 DTC Eligibility. 26

Section 4.06 Certain Tax Matters. 26

Section 4.07 China Committee Observer. 26

Article V REGISTRATION RIGHTS 27

Section 5.01 Registration Statement. 27

Section 5.02 Registration Limitations and Obligations. 28

Section 5.03 Registration Procedures. 28

Section 5.04 Expenses. 31

Section 5.05 Registration Indemnification. 31

Section 5.06 Facilitation of Sales Pursuant to Rule 144. 33

Article VI MISCELLANEOUS 33

Section 6.01 Survival of Representations and Warranties. 33

Section 6.02 Limitation on Damages. 34

Section 6.03 Notices. 34

Section 6.04 Entire Agreement; Third Party Beneficiaries; Amendment. 34

Section 6.05 Counterparts. 35

Page

Section 6.06 Public Announcements and Use of Name. 35

Section 6.07 Expenses. 35

Section 6.08 Successors and Assigns. 35

Section 6.09 Governing Law; Jurisdiction; Service of Process; Waiver of Jury Trial. 36

Section 6.10 Severability. 37

Section 6.11 Specific Performance. 37

Section 6.12 Headings. 37

Section 6.13 Non-Recourse. 37

Section 6.14 Placement Agent Matters. 37

Schedule 1 PURCHASER

Exhibit A FORM OF INDENTURE

Exhibit B FORM OF JOINDER

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT (this “Agreement”), dated as of May 9, 2023 by and between Oatly Group AB (publ), a public limited liability company established under the laws of Sweden (together with any successor or assign pursuant to Section 6.08, the “Company”), and the Purchaser listed on Schedule 1 hereto (together with its successors and permitted assigns, the “Purchaser”). Capitalized terms not otherwise defined where used shall have the meanings ascribed thereto in Article I.

WHEREAS, the Purchaser desires to purchase from the Company, and the Company desires to issue and sell to the Purchaser, the principal amount of the Company’s 9.25% Convertible Senior PIK Notes due 2028 in the form set forth in Exhibit A hereto (referred to herein as the “Note” or the “Notes”) set forth opposite the Purchaser’s name in Schedule 1 hereto, to be issued in accordance with the terms and conditions of the indenture to be dated as of the Closing Date (as defined below), by and between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), in the form attached hereto as Exhibit A (the “Indenture”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company and the Purchaser desire to enter into certain agreements set forth herein; and

WHEREAS, prior to the execution hereof, the Board of Directors (as defined below) approved and authorized the execution and delivery of this Agreement and, prior to the Closing (as defined below) hereof, the Board of Directors (as defined below) will approve and authorize the execution and delivery of the other Transaction Agreements (as defined below) and the consummation of the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained and intending to be legally bound hereby, the parties hereby agree as follows:

Article I

DEFINITIONS
Section 1.01
Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:
“2022 20-F” has the meaning set forth in Section 3.01(g).
“ADR” means an American Depositary Receipt evidencing the ADSs.
“ADS” means an American Depositary Share representing one Company Ordinary Share.
“ADS Depositary” means JPMorgan Chase Bank, N.A., as depositary for the ADSs, or any successor entity thereto.
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. Notwithstanding the foregoing, with respect to the Purchaser (i) the Company and the Company’s Subsidiaries shall not be considered an Affiliate of the Purchaser or any of the Purchaser’s Affiliates and (ii) for purposes of the definitions of “Beneficially Own” and “Registrable Securities” and Section 3.02(d), Section 3.02(n) and Section 4.04, no portfolio company of the Purchaser or its Affiliates shall be deemed an Affiliate of the

Purchaser and its other Affiliates so long as such portfolio company has not been directed, encouraged, instructed, assisted or advised by, or coordinated with, the Purchaser or any of its Affiliates in carrying out any act prohibited by this Agreement. For the purposes of this definition, “control,” when used with respect to any specified Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. In relation to the Purchaser, the term Affiliate includes any Person directly or indirectly managed or advised by the Purchaser or its Affiliates.
“Agreement” has the meaning set forth in the preamble hereto.
“Associate” has the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; provided that with respect to the Purchaser (i) the Company and the Company’s Subsidiaries will not be considered Associates of the Purchaser or any of its Affiliates and (ii) no portfolio company of the Purchaser or its other Affiliates will be deemed Associates of the Purchaser or any of its other Affiliates.
“Available” means, with respect to a Registration Statement, that such Registration Statement is effective and there is no stop order with respect thereto and such Registration Statement does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading such that such Registration Statement will be available for the resale of Registrable Securities.
“Beneficially Own”, “Beneficially Owned” or “Beneficial Ownership” has the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act, except that, solely for purposes of this Agreement (and, for the avoidance of doubt, not for purposes of the Notes), the words “within sixty days” in Rule 13d-3(d)(1)(i) shall not apply, to the effect that a person shall be deemed to be the Beneficial Owner of a security if that person has the right to acquire beneficial ownership of such security at any time. For the avoidance of doubt, for purposes of this Agreement, the Purchaser (or any other person) shall at all times be deemed to have Beneficial Ownership of Company Ordinary Shares represented by the ADSs issuable upon conversion of the Notes directly or indirectly held by it, irrespective of any non-conversion period specified in the Notes or this Agreement or any restrictions on transfer contained in this Agreement.
“Blackout Period” means in the event that the Company determines in good faith that any registration or sale pursuant to any registration statement would reasonably be expected to materially adversely affect or materially interfere with any bona fide financing of the Company or any material transaction under consideration by the Company or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which would adversely affect the Company in any material respect, a period of up to 90 days; provided that a Blackout Period may not be called by the Company more than once in any period of 12 consecutive months. The Company may extend the Blackout Period with the consent of the Purchaser.
“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.
“Breach” has the meaning set forth in Section 3.01(q).
“Business Day” means any day other than a Saturday, Sunday or day on which banking institutions or trust companies in the United States, Sweden or the Hong Kong Special Administrative Region are, or the Federal Reserve Bank of New York is, authorized or required by law or executive order to close or to be closed.

“Capital Stock” means, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by that entity.
“Change in Control” means the occurrence of any of the following events following the date hereof:
(i)
(A) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, its Wholly Owned Subsidiaries, the employee benefit plans of the Company and its Wholly Owned Subsidiaries and any Permitted Holder, files a Schedule TO (or any successor schedule, form or report) or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of the Company’s ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 50% of the voting power of the Company’s ordinary share capital or (B) or any Permitted Holder or “group” within the meaning of Section 13(d) of the Exchange Act that includes any Permitted Holder, files a Schedule TO (or any successor schedule, form or report) or any schedule, form or report under the Exchange Act disclosing that such Permitted Holder or “group,” together with all other permitted holders and any other “group” that includes any Permitted Holder, has become the direct or indirect “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, in the aggregate, of the Company’s ordinary share capital (including ordinary share capital held in the form of ADSs) representing more than 75% of the voting power of the Company’s ordinary share capital;
(ii)
the consummation of (A) any recapitalization, reclassification or change of the Company Ordinary Shares or the ADSs (other than changes resulting from a subdivision or combination) as a result of which the Company Ordinary Shares or the ADSs would be converted into, or exchanged for, stock, other securities, other property or assets; (B) any share exchange, consolidation or merger of the Company pursuant to which the Company Ordinary Shares or the ADSs will be converted into, or exchanged for, cash, securities or other property or assets; or (C) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company’s Wholly Owned Subsidiaries; provided, however, that a transaction described in clause (B) in which the holders of all classes of the Company’s ordinary share capital immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction in substantially the same proportions as such ownership immediately prior to such transaction shall not be a Change in Control pursuant to this clause (ii); or
(iii)
the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company (other than in a transaction described in clause (ii) above).
“Closing Date” has the meaning set forth in Section 2.02.
“Closing” has the meaning set forth in Section 2.02.
“Committee” has the meaning set forth in Section 4.07.

“Committee Observer” has the meaning set forth in Section 4.07.
“Common Equity” of any Person means ordinary share capital or Capital Stock of such Person that is generally entitled (a) to vote in the election of directors of such Person or (b) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.
“Company” has the meaning set forth in the preamble hereto.
“Company Ordinary Shares” means the ordinary shares, quota value SEK 0.0015 per ordinary share, of the Company.
“Company Owned Intellectual Property Rights” has the meaning set forth in Section 3.01(o).
“Company Reports” means the Company reports filed with or furnished to the SEC prior to the date hereof.
“Company Representative” has the meaning set forth in Section 2.01(a).
“Company Subsidiary” means a Subsidiary of the Company.
“Confidentiality Agreement” has the meaning set forth in Section 4.07.
“Conversion Rate” has the meaning set forth in the Indenture.
“Data Security Obligations” has the meaning set forth in Section 3.01(p).
“Deposit Agreement” means the Deposit Agreement, dated as of May 19, 2021, among the Company, the ADS Depositary, and all holders and beneficial owners from time to time of the ADRs issued by the ADS Depositary thereunder evidencing the ADSs, or, if amended or supplemented as provided therein, as so amended or supplemented.
“DTC” has the meaning set forth in Section 2.01(b).
“Enforceability Exceptions” has the meaning set forth in Section 3.01(c).
“Environmental Laws” has the meaning set forth in Section 3.01(r).
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“FDA” has the meaning set forth in Section 3.01(ee).
“FCPA” has the meaning set forth in Section 3.01(l).
“FINRA” means the Financial Industry Regulatory Authority, Inc.
“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality, whether federal, state, local or foreign, and any applicable industry self-regulatory organization.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“IFRS” shall mean International Financial Reporting Standards as issued by the IASB.
“Indemnified Persons” has the meaning set forth in Section 5.05(a).

“Indenture” has the meaning set forth in the recitals.
“Intellectual Property Rights” has the meaning set forth in Section 3.01(o).
“IASB” means the International Accounting Standards Board.
“Investment Company Act” has the meaning set forth in Section 3.01(t).
“IT Systems and Data” has the meaning set forth in Section 3.01(q).
“Joinder” means, with respect to any Person permitted to sign such document in accordance with the terms hereof, a joinder executed and delivered by such Person, providing such Person to have all the rights and obligations of the Purchaser under this Agreement, in form and substance substantially as attached hereto as Exhibit B or such other form as may be agreed to by the Company and the Purchaser.

“Losses” has the meaning set forth in Section 5.05(a).

“Material Adverse Effect” means any events, changes or developments that, individually or in the aggregate:
(b)
have a material adverse effect on the business, financial condition, results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, change or development resulting from or arising out of the following:
(i)
events, changes or developments generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world;
(ii)
events, changes or developments in the industries in which the Company or any Company Subsidiary conducts its business;
(iii)
any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by any national, regional, state or local Governmental Entity, or market administrator;
(iv)
any changes in IFRS or accounting standards or interpretations thereof;
(v)
epidemics, pandemics, earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism or cyberattacks;
(vi)
the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby;
(vii)
any taking of any action at the request of the Purchaser;
(viii)
any failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (viii) shall not prevent or otherwise affect a determination that any event, change, effect or development underlying such failure has resulted in a Material Adverse Effect so long as it is not otherwise excluded by this definition); or
(ix)
any changes in the share price or trading volume of the Company Ordinary Shares or in the Company’s credit rating (provided that the exception in this clause (ix)

shall not prevent or otherwise affect a determination that any event, change, effect or development underlying such change has resulted in a Material Adverse Effect so long as it is not otherwise excluded by this definition);

except, in each case with respect to subclauses (i) through (v), to the extent that such event, change or development disproportionately affects the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate; or

(c)
materially and adversely affect or delay the Company’s power or ability to consummate the Transactions or perform its obligations under the Transaction Agreements.
“Note” or “Notes” has the meaning set forth in the recitals.
“Nasdaq” means The Nasdaq Global Select Market.
“Original Notes Documents” means (i) the Company’s Subscription Agreement, dated March 14, 2023, (ii) the Terms and Conditions of the Resale Notes, registered with the Swedish Companies Registration Office on April 18, 2023, (iii) the Company’s Investment Agreement, dated March 14, 2023, and (iv) the Indenture, dated March 14, 2023.
“Permits” has the meaning set forth in Section 3.01(v).
“Permitted Counterparty” means a nationally recognized financial institution that enters into one or more swap, hedging or other derivative arrangements with the Purchaser in connection with a bona fide financing of the purchase of the Notes.
“Permitted Holder” means Nativus Company Limited, Verlinvest S.A., China Resources Company Limited and their respective Affiliates.
“Person” or “person” means an individual, corporation, limited liability or unlimited liability company, association, partnership, trust, estate, joint venture, business trust or unincorporated organization, or a government or any agency or political subdivision thereof, or other entity of any kind or nature.
“Personal Data” has the meaning set forth in Section 3.01(p).
“PFIC” has the meaning set forth in Section 3.01(y).
“Placement Agent” means each of J.P. Morgan Securities LLC and Nordea Bank Abp.
“Purchase Price” has the meaning set forth in Section 2.01.
“Purchaser” has the meaning set forth in the preamble hereto.
“Registrable Securities” means, as of any date of determination, any ADSs (or Underlying Shares) issued or issuable upon the conversion of the Notes, and ADSs (or Underlying Shares) issued or issuable in respect of such ADSs (or Underlying Shares) upon any share split, share dividend, share combination or consolidation, recapitalization, reclassification or other similar event in relation to the Company Ordinary Shares (including, in each case, as long as the ADSs remain listed on a national recognized securities market, Company Ordinary Shares in the form of ADSs (it being understood that while any offers and sales made under a registration statement contemplated by this Agreement will be of ADSs, the securities to be registered by any such registration statement under the Securities Act are Company Ordinary Shares, and the ADSs are registered under a separate Form F-6)). As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) such securities are sold or otherwise transferred pursuant to an effective registration statement under the Securities Act, (ii)

such securities shall have ceased to be outstanding, (iii) such securities have been transferred in a transaction in which the holder’s rights under this Agreement are not assigned to the transferee of the securities, (iv) such securities are sold in a broker’s transaction under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met, or (v) such securities may be sold pursuant to Rule 144 without a volume limit, notice requirement or other restriction.
“Registration Expenses” means all expenses incurred by the Company in complying with Article V, including all registration, listing and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company and reasonable and documented fees and disbursements of a single counsel to the Selling Holder (not to exceed $75,000 per registration or offering), fees and expenses incurred by the Company in connection with state securities or “blue sky” laws, FINRA fees, transfer taxes, fees of transfer agents and registrars, fees and expenses in connection with the ADS program including any fees and charges related to the contribution of the Company Ordinary Shares into the ADS system, and any fees and expenses of the ADS Depositary and ADS Custodian or otherwise payable under the Deposit Agreement, but excluding any underwriting fees, discounts and selling commissions, agency fees, brokers’ commissions and transfer taxes, in each case to the extent applicable to the Registrable Securities of the Selling Holder.
“Registration Statement” means any registration statement of the Company filed or to be filed with the SEC under the rules and regulations promulgated under the Securities Act, including the related prospectus, amendments and supplements to such registration statement, any related free writing prospectus, and including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.
“Registration Termination Date” has the meaning set forth in Section 5.01(b).
“Resale Notes” means those certain senior unsecured convertible notes originally sold by the Company pursuant to the Subscription Agreement dated March 14, 2023 by any between the Company and the purchasers listed therein and filed as Exhibit 4.6 to the Company’s 2022 20-F, a portion of which are being purchased via a secondary purchase by the Purchaser concurrently with its purchase of the Notes.
“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.
“Rule 144A” means Rule 144A promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.
“Rule 405” means Rule 405 promulgated by the SEC pursuant to the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.
“SEC” means the U.S. Securities and Exchange Commission, and the rules and regulations promulgated thereunder.
“Securities Act” means the U.S. Securities Act of 1933, as amended.
“Selling Holder” has the meaning set forth in Section 5.03(a)(i).
“Selling Holder Information” has the meaning set forth in Section 5.05(b).
“Specified Persons” has the meaning set forth in Section 6.13.

“Subject Securities” means:
(i)
the ADSs issuable or issued upon conversion of the Notes; and
(ii)
any securities issued as or pursuant to (or issuable upon the conversion, exercise or exchange of any warrant, right or other security that is issued as or pursuant to) a dividend, stock split, combination or any reclassification, recapitalization, merger, consolidation, exchange or any other distribution or reorganization with respect to, or in exchange for, or in replacement of, the securities referenced in clause (i) above or this clause (ii).
“Subsidiary” means, with respect to any Person, any other Person of which 50% or more of the shares of the voting securities or other voting interests are owned or controlled, or the ability to select or elect 50% or more of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries, or by such first Person, or by such first Person and one or more of its Subsidiaries.
“Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, escheat and unclaimed property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, value-added, alternative or add-on minimum, estimated, and other taxes, fees, assessments or charges of any kind in the nature of taxes imposed by a Governmental Entity, together with all interest, penalties and additions to tax imposed with respect thereto.
“Tax Return” means a report, return or other document (including any schedules, attachments or amendments thereto) required to be supplied to a Governmental Entity with respect to Taxes.
“Transaction Agreements” has the meaning set forth in Section 3.01(c).
“Transactions” has the meaning set forth in Section 3.01(c).
“Trustee” has the meaning set forth in the recitals.
“Underlying Shares” means the Company Ordinary Shares underlying the ADSs.

“USDA” has the meaning set forth in Section 3.01(ee).

“U.S. Notes” means those certain senior unsecured convertible notes originally sold by the Company pursuant to the Investment Agreement dated March 14, 2023 by any between the Company and the purchasers listed therein and filed (as a form) as Exhibit 4.5 to the Company’s 2022 20-F.
“Warrants” has the meaning set forth in Section 2.02(e)(i).
“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person, except that, solely for purposes of this definition, the reference to “more than 50%” in the definition of “Subsidiary” shall be deemed replaced by a reference to “100%”.
“WKSI” means a “well known seasoned issuer,” as defined under Rule 405.
Section 1.02
General Interpretive Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned to this Agreement and the section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specified, the terms “hereto,” “hereof,” “herein” and similar terms refer to this Agreement as a whole (including the exhibits, schedules and disclosure statements hereto), references to “the date hereof” refer to the date of this Agreement and references herein to Articles or Sections refer to Articles or Sections of this Agreement. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, none of the Notes will have any right to vote or any right to receive any dividends or other distributions that are made or paid to the holders of the Company Ordinary Shares, except as otherwise provided in the Indenture. References to any law or statute shall be deemed to refer to such law or statute as amended from time to time and, if applicable, to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof, except as otherwise provided herein or in the Indenture.
Article II

SALE AND PURCHASE OF THE NOTES
Section 2.01
Sale and Purchase of the Notes.
(a)
Subject to the terms and conditions of this Agreement, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase and acquire from the Company, the principal amount of Notes at the Closing listed opposite the Purchaser’s name on Schedule 1 hereto at the purchase price listed opposite the Purchaser’s name on Schedule 1 hereto (such price, the “Purchase Price”).

Concurrently with the Purchaser’s submission of its purchase order for the Notes, the Purchaser has delivered to White & Case LLP (“Company Representative”) the Purchaser’s executed signature pages (the “Signature Pages”) to this Agreement, including all of the applicable participant and registration information on the schedule attached to such Signature Pages (the “Participant Information”).

(b)
Subscription and payment for the Notes shall be made by the Purchaser to the Company by wire transfer of immediately available funds in accordance with the written instructions provided by the Company or the Company Representative, such instructions to be provided no later than three Business Days prior to the Closing Date. The Notes shall be in definitive form. No later than 10:00 AM, New York City time on the Closing Date, the Notes shall be delivered to the Trustee or its designee in the form contemplated by the Indenture for the account of the Purchaser, with any transfer taxes payable in connection with the transfer of the Notes to the Purchaser duly paid by the Company, against payment of the Purchase Price therefor. The Company shall cause such Notes to be available through the facilities of The Depositary Trust Company (“DTC”) at the Closing.
Section 2.02
The Closing.
(a)
Subject to the satisfaction or waiver of the conditions for the Closing set forth in this Section 2.02, the closing (the “Closing”) of the purchase and sale of the Notes hereunder shall take place electronically by exchange of the closing deliverables on May 31, 2023, or at such other time or date as may be mutually agreed upon in writing by the Company and the Purchaser (the date on which the Closing actually occurs, the “Closing Date”).
(b)
To effect the purchase and sale of Notes, upon the terms and subject to the conditions set forth in this Agreement, at the Closing:
(i)
the shareholders of the Company shall have approved, at the Company's annual general meeting scheduled to be held on May 25, 2023, the proposal to allow the Board of Directors to authorize the new issuance of shares, warrants, and/or convertible bonds;
(ii)
the Company and the Trustee shall sign, execute, and deliver the Notes registered in the name of the Purchaser or through the facilities of DTC as chosen by the Purchaser, against payment in full by or on behalf of the Purchaser of the Purchase Price for the Notes; provided, that the Purchaser acknowledges that the delivery of the Notes may be delayed due to procedures and mechanics within the system of DTC or other events beyond the Company’s control and that such delay will not be a default under this Agreement as long as (x) the Company is using its reasonable best efforts to effect the issuance of one or more global notes representing the Notes and (y) such delay is no longer than five Business Days after the Closing Date; provided further, that notwithstanding the timing of completion of the delivery of Notes through the DWAC system, all Notes shall be deemed to have been delivered to the Purchaser at the Closing and interest shall begin to accrue as of the Closing Date;
(iii)
the Purchaser shall have caused to be delivered to the Company a duly completed and executed IRS Form W-8 or W-9, as applicable; and
(iv)
by 9:00 AM, New York City time on the Closing Date, the Purchaser will deliver the Purchase Price to the Company by wire transfer of immediately available funds according to the wire transfer instructions or the Company Representative.
(c)
The obligations of the Company and Purchaser to consummate the Closing are subject to the satisfaction or waiver of the following conditions:
(i)
the purchase and sale of the Notes shall not be prohibited by law or enjoined by any Governmental Entity of competent jurisdiction; and
(ii)
by 9:00 PM, New York City time on the second Business Day prior to the Closing Date, the Company shall have obtained all necessary approvals for the purchase and sale of the Notes under this Agreement as required by (A) the Terms and Conditions of the Resale Notes, registered with the Swedish Companies Registration Office on April 18, 2023, (B) the Company’s Indenture dated March 23, 2023, (C) the Company’s Sustainable Revolving Credit Facility Agreement, dated April 14, 2021, as amended, and (D) the Company’s Term Loan B Credit Agreement, dated April 18, 2023.
(d)
The obligations of the Purchaser to consummate the Closing are subject to the satisfaction or waiver of the following conditions:
(i)
(A) the representations and warranties of the Company set forth in Section 3.01(a), Section 3.01(b), Section 3.01(c) and Section 3.01(e) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified); and (B) the representations and warranties of the Company set forth in Section 3.01, other than as described in the foregoing clause (A), shall be true and correct on and as of the date hereof and on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified) (giving effect to materiality, Material Adverse Effect, or similar phrases in the representations and warranties);
(ii)
the Company shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing;
(iii)
the Purchaser shall have received a certificate, dated the Closing Date, duly executed by an executive officer of the Company on behalf of the Company, certifying that the conditions specified in Sections 2.02(d)(i) and 2.02(d)(ii) have been satisfied;
(iv)
the Company and the Trustee shall have executed the Notes and delivered a copy to the Purchaser;

(v)
the Company and the Trustee shall have executed the Indenture, and copies of the Indenture shall have been delivered to the Purchaser;
(vi)
the Notes shall be eligible for delivery through DTC; and
(vii)
on or before the Closing Date, the Company shall have entered into an agreement, on mutually acceptable terms, with Verlinvest S.A. and Nativus Company Limited governing the terms and establishing the obligations of Verlinvest S.A. and Nativus Company Limited to report to the Company the amount of Resale Notes and U.S. Notes they respectively hold.
(e)
The obligations of the Company to sell the Notes to the Purchaser are subject to the satisfaction or waiver of the following conditions as of the Closing:
(i)
the Board of Directors shall have resolved to execute and deliver the Indenture and the Notes;
(ii)
the Board of Directors shall have resolved to issue warrants (the “Warrants”) to purchase the Underlying Shares issuable upon conversion of the Notes to the Company, which Warrants will be exercised by the Company on behalf of the holder of the Notes in order to settle physical conversions of the Notes;
(iii)
(A) the representations and warranties of the Purchaser set forth in Section 3.02(a) and Section 3.02(b) shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified); and (B) the representations and warranties of the Purchaser set forth in Section 3.02, other than as described in the foregoing clause (A), shall be true and correct on and as of the date hereof and on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified) (giving effect to materiality or similar phrases in the representations and warranties);
(iv)
the Purchaser shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date; and
(v)
the Company shall have received a confirmation (which may be given via e-mail) as of the Closing Date from the Purchaser certifying that the conditions specified in Sections 2.02(e)(iii) and 2.02(e)(iv) have been satisfied in respect of the Purchaser.
(f)
By 10:00 AM, New York City time on the Closing Date, in consideration for the receipt of the Purchase Price from the Purchaser, the Company shall deliver the Notes to the Purchaser to the account specified by the Purchaser in its Participant Information. The Notes will be represented by one or more definitive global securities and will be deposited on the Closing Date, or as soon as practicable thereafter, by or on behalf of the Company, with DTC or the Trustee’s designated custodian, and registered in the name of Cede & Co.
Section 2.03
Termination.
(a)
This Agreement may be terminated before the Closing:
(i)
by mutual written agreement of the Company and the Purchaser;
(ii)
by either the Company or the Purchaser, if:
(A)
the Closing has not been consummated on or before the 20th Business Day following the date of this Agreement (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 2.03(a)(ii) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Closing to be consummated by such time; or
(B)
the purchase and sale of the Notes shall have been (1) prohibited by law or (2) enjoined by any Governmental Entity of competent jurisdiction, and such injunction shall have become final and nonappealable.
(iii)
by the Purchaser, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 2.02(d)(i) and Section 2.02(d)(ii) not to be satisfied, and such conditions are incapable of being satisfied by the End Date; or
(iv)
by the Company (with respect to a breaching or non-performing Purchaser), if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 2.02(e)(iii) and Section 2.02(e)(iv) not to be satisfied, and such conditions are incapable of being satisfied by the End Date.
(b)
If this Agreement is terminated pursuant to Section 2.03(a), this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any liabilities and damages incurred or suffered by the other party as a result of such failure, subject to Section 6.02. The provisions of this Section 2.03(b) and Section 5.05(e), Section 6.08, Section 6.09, Section 6.12 and Section 6.13 shall survive any termination hereof pursuant to Section 2.03.
(c)
Following the Closing, this Agreement may only be terminated by the mutual written agreement of the Company and the Purchaser.
Article III

REPRESENTATIONS AND WARRANTIES
Section 3.01
Representations and Warranties of the Company. The Company represents and warrants to the Purchaser, as of the date hereof and as of the Closing Date (as applicable), as follows:
(a)
Existence and Power. The Company (i) has been duly incorporated, is validly existing as a public limited company (Sw. publikt aktiebolag) existing under the laws of Sweden and has the corporate power and authority to own or lease its property and to conduct its business as described in the Company Reports, and (ii) is in good standing (to the extent the concept of good standing is applicable in such jurisdiction) in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except where the failure to be so qualified or in good standing in any such jurisdiction would not, individually or in the aggregate, have a Material Adverse Effect. Each Company Subsidiary listed on Exhibit 8.1 to the 2022 20-F has been duly incorporated, organized or formed, is validly existing as a corporation or other business entity in good standing under the laws of the jurisdiction of its incorporation, organization or formation (to the extent the concept of good standing is applicable in such jurisdiction), has the corporate or other business entity power and authority to own or lease its property and to conduct its business as described in the Company Reports and is duly qualified to transact business and is in good standing in each jurisdiction (to the extent the concept of good standing is applicable in such jurisdiction) in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.
(b)
Capitalization. The Company has an authorized capitalization as set forth in the Company Reports. All outstanding Company Ordinary Shares have been duly authorized and are validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Except as provided in this Agreement, the Indenture, the Notes, the Original Notes Documents and as described in the Company Reports, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements or commitments obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any Capital Stock of the Company or any securities convertible into or exchangeable for such Capital Stock and there are no current outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its Company Ordinary Shares.
(c)
Authorization. The execution, delivery and performance of this Agreement has been duly authorized by the Board of Directors and all other necessary corporate action on the part of the Company. This Agreement is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the limitation of such enforcement by (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium, fraudulent transfer, preference or other laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Enforceability Exceptions”). The Indenture and the Notes (collectively, together with the Agreement, the “Transaction Agreements”) and the consummation of the transactions contemplated herein and therein (collectively, the “Transactions”), will, as of the Closing Date, be duly authorized by the Board of Directors and all other necessary corporate action on the part of the Company and when executed and delivered by the Company, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Deposit Agreement has been duly authorized, executed and delivered, and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
(d)
General Solicitation; No Integration. Neither the Company nor any other Person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Notes or in any manner involving a public offering (within the meaning of Section 4(a)(2) of the Securities Act). The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be integrated with the Notes sold pursuant to this Agreement.
(e)
Valid Issuance. The Notes will, as of the Closing Date, be duly authorized by all necessary corporate action of the Company. When issued and sold against receipt of the consideration therefor, the Notes will be valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the limitation of such enforcement by the Enforceability Exceptions. The Company Ordinary Shares to be issued upon conversion of the Notes in accordance with the terms of the Notes underlying the ADSs will, as of the Closing Date, be duly authorized for issuance, and when issued upon conversion of the Notes in accordance with their terms, all such Company Ordinary Shares will be validly issued, fully paid and nonassessable and free of pre-emptive or similar rights. Upon issuance by the ADS Depositary of ADRs evidencing the ADSs against the deposit of Company Ordinary Shares (including Company Ordinary Shares underlying the ADSs issuable upon conversion of the Notes) in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

(f)
Non-Contravention/No Consents. The execution, delivery and performance of the Transaction Agreements, the consummation by the Company of the Transactions and the issuance of the ADSs (or the Company Ordinary Shares represented thereby) upon conversion of the Notes in accordance with their terms will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (i) the articles of association of the Company, (ii) any mortgage, note, indenture, convertible, deed of trust, lease, license, loan agreement or other agreement or instrument binding upon the Company or any Company Subsidiary (except for such breaches, violations or defaults as have been waived or for which consent has been obtained prior to the Closing Date) or (iii) any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company other than in the cases of clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Assuming the accuracy of the representations of the Purchaser set forth herein, other than (A) any required filings or approvals under the HSR Act, any foreign antitrust or competition laws or any foreign direct investment laws, requirements or regulations in connection with the issuance of Company Ordinary Shares upon the conversion of the Notes, (B) pursuant to any requirements or regulations in connection with the issuance of Company Ordinary Shares upon the conversion of the Notes, including the filing of a listing notice with Nasdaq or filings under state securities or “blue sky” laws, (C) any required filings pursuant to the Exchange Act or the rules of the SEC, Nasdaq or state regulators, (D) any requirements or regulations in connection with the registration with the Swedish Companies Registration Office of the warrants representing the Company Ordinary Shares underlying the Notes that are to be issued to a Company Subsidiary in connection with the issuance of the Notes or (E) as have been obtained prior to the date of this Agreement, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required on the part of the Company in connection with the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions (in each case other than the transactions contemplated by Article V), except for any consent, approval, order, authorization, registration, declaration, filing, exemption or review the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
(g)
Reports; Financial Statements.
(i)
The Company has timely filed or furnished, as applicable, the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”), Forms 6-K and all other forms, reports, schedules and other statements required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since May 19, 2021. Since May 19, 2021, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.
(ii)
As of its respective filing date, and, if amended, as of the date of the filing of such last amendment (except to the extent that information contained in any Company Report has been revised or superseded by a later filed Company Report filed and made publicly available prior to the date of this Agreement), each Company Report (and any further documents so filed and incorporated by reference in each of the Company Reports) complied in all material respects as to form with the applicable requirements of the Securities Act and the Exchange Act, and any rules and regulations promulgated thereunder applicable to such Company Report. As of its respective filing date, and, if amended, as of the filing of such last amendment and as of the date hereof (except to the extent that information contained in any Company Report has been revised or superseded by a later filed Company Report filed and made publicly available prior to the date of this Agreement), no Company Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.
(iii)
Each of (i) the consolidated statements of financial position of the Company as of December 31, 2021 and 2022, and the related consolidated statements of operations, comprehensive loss,

changes in equity and cash flows for each of the three years in the period ended December 31, 2022 included in the 2022 20-F have been and (ii) the consolidated statements of financial position of the Company as of March 31, 2023, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the three month period ended March 31, 2023 have been (as of the Closing Date) and will have been (as of the date hereof), when included in a Report of Foreign Private Issuer on Form 6-K furnished to the SEC, (A) prepared from, and are or will be, as applicable, in accordance with, the books and records of the Company and its Subsidiaries, (B) fairly present or will fairly present, as applicable, in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates shown and the results of the consolidated operations, changes in equity and cash flows of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of any unaudited financial statements, to normal recurring year-end audit adjustments, and (C) have been or will have been, as applicable, prepared in accordance with IFRS consistently applied during the periods involved, except as otherwise set forth therein or in the notes thereto.
(iv)
As of the date of this Agreement, there are no outstanding unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings filed or furnished by the Company with the SEC. To the knowledge of the Company, as of the date of this Agreement, none of the Company Reports is the subject of any ongoing review by the SEC.
(h)
Foreign Private Issuer Status. The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.
(i)
Absence of Certain Changes. Since December 31, 2022, except as disclosed in the Company Reports, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business; and (ii) no events, changes or developments have occurred that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.
(j)
Legal Proceedings. Other than as described in the Company Reports, there are no legal or governmental proceedings pending or, to the Company’s knowledge, threatened to which the Company or any Company Subsidiary is a party or to which any of the properties of the Company or any Company Subsidiary is subject that would, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(k)
Real Property. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects, except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect; and any real property and buildings held under lease by the Company and its Subsidiaries are held by them under valid, subsisting and enforceable leases, except as would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect.
(l)
Anti-Corruption. During the past five years, none of the Company or any of its Subsidiaries or controlled affiliates or any director or officer thereof, nor, to the knowledge of the Company, any agent, employee, or other person associated with or acting on behalf of the Company or any of its Subsidiaries has (i) taken or will take any action in furtherance of an offer, payment, promise to pay or authorization or approval of the payment or receipt of any unlawful contribution, gift, entertainment or other unlawful expense; or made, offered, promised or authorized any direct or indirect unlawful payment; or (ii) violated, is in violation of, or will violate any provision of the Foreign Corrupt Practices Act of 1977 (“FCPA”), the Bribery Act 2010 of the United Kingdom, Brazil’s Anticorruption Law (Laws No. 12,846/2013 and 8,429/1992) and Brazilian Decree 11,129/2022, or any other applicable anti-bribery or anti-corruption law, or made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment. The Company and each of its Subsidiaries and controlled affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws.
(m)
Anti-Money Laundering. During the past five years, the operations of the Company and its Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and each of its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
(n)
Sanctions.
(i)
None of the Company or any of its Subsidiaries, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are:
(A)
the subject of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty’s Treasury, the Swiss Secretariat for Economic Affairs, the Hong Kong Monetary Authority, or other relevant sanctions authority (collectively, “Sanctions”), or
(B)
located, organized or resident in a country or territory that is the subject of territorial Sanctions (including, without limitation, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the Crimea Region of Ukraine, Cuba, Iran, North Korea and Syria).
(ii)
The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:
(A)
to fund or facilitate any activities or business of or with any Person that, at the time of the funding or facilitation, is or was the subject of Sanctions or in any country or territory that, at the time of such funding or facilitation, is the subject of territorial Sanctions; or
(B)
in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).
(iii)
The Company and each of its subsidiaries, within the past five years, have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, that at the time of the dealing or transaction is or was the subject of Sanctions, or in any country or territory that at the time of the dealing or transaction is or was the subject of territorial Sanctions.

(o)
Intellectual Property. Except to the extent it would not be reasonably expected to have a Material Adverse Effect: (i) the Company and each Company Subsidiary own or have a valid license to use any and all patents, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, processes or procedures), trademarks, service marks, trade names, domain names, software, data and other worldwide intellectual property or similar proprietary rights, including any and all registrations and applications for registration thereof and any and all goodwill associated therewith (collectively, “Intellectual Property Rights”), in each case, used in or reasonably necessary to the conduct of their businesses as currently conducted; (ii) the Intellectual Property Rights owned or purported to be owned by the Company or any Company Subsidiary (the “Company Owned Intellectual Property Rights”), are solely and exclusively owned by the Company or the Company Subsidiaries, in each case free and clear of all liens, defects or similar encumbrances or other restrictions, other than non-exclusive licenses granted in the ordinary course of business, (iii) the Company Owned Intellectual Property Rights and, to the Company’s knowledge, the Intellectual Property Rights licensed to the Company or any Company Subsidiary, are valid, subsisting and enforceable, and there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by a third party (A) challenging the validity, scope or enforceability of any such Intellectual Property Rights or (B) alleging that the Company or any Company Subsidiary has infringed, misappropriated or violated any Intellectual Property Rights of any third party; (iv) neither the Company nor any Company Subsidiary has received any written notice alleging any infringement, misappropriation or other violation of Intellectual Property Rights; (v) to the Company’s knowledge, no third party is infringing, misappropriating or otherwise violating or has infringed, misappropriated or otherwise violated, any Company Owned Intellectual Property Rights; (vi) neither the Company nor any Company Subsidiary infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated, any Intellectual Property Rights; (vii) all employees or contractors engaged in the development of Intellectual Property Rights on behalf of the Company or any Company Subsidiary have executed an invention assignment agreement whereby such employees or contractors presently assign all of their right, title and interest in and to such Intellectual Property Rights to the Company or a Company Subsidiary, and to the Company’s knowledge no such agreement has been breached or violated; and (viii) the Company and the Company Subsidiaries use, and have used, commercially reasonable efforts to appropriately maintain the confidentiality of all information intended to be maintained as a trade secret.
(p)
Data Security; Privacy. Except as would not, individually or in the aggregate, have a Material Adverse Effect: (i) the Company and the Company Subsidiaries have complied and are presently in compliance with all internal and external written privacy policies, contractual obligations, industry standards, applicable laws, statutes, judgments, orders, rules and regulations of any court or arbitrator or other governmental or regulatory authority and any other applicable legal obligations, in each case, relating to the collection, use, transfer, import, export, storage, protection, disposal and disclosure by the Company or any Company Subsidiary of personal, personally identifiable, household, sensitive, confidential or regulated data (“Data Security Obligations,” and such data, “Personal Data”); (ii) the Company and the Company Subsidiaries maintain and have maintained commercially reasonable policies and procedures designed to ensure the Company’s, and the Company Subsidiaries’, compliance with the Data Security Obligations; (iii) neither the Company nor any Company Subsidiary has received any notification of or complaint regarding and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any Data Security Obligation; and (iv) there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending, or, to the Company’s knowledge, threatened in writing against the Company or any Company Subsidiary alleging non-compliance with any Data Security Obligation.
(q)
Information Technology Systems and Data. Except to the extent it would not be reasonably expected to have a Material Adverse Effect, the information technology assets, equipment, computers, systems, networks, hardware, software, internet websites, applications, data and databases (including the

Personal Data, the data of their respective customers, employees, suppliers, vendors and any other third party data maintained, processed or transmitted by or on behalf of the Company and the Company Subsidiaries) used by or on behalf of the Company and Company Subsidiaries (collectively, “IT Systems and Data”) are reasonably adequate for, and operate and perform as required in connection with, the operation of the businesses of the Company and the Company Subsidiaries as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and each Company Subsidiary take and have taken all reasonable technical and organizational measures necessary to protect the IT Systems and Data. Without limiting the foregoing, the Company and the Company Subsidiaries have used commercially reasonable efforts to establish and maintain, and have established, maintained, implemented and complied with, reasonable information technology, information security, cyber security and data protection controls, policies and procedures, including oversight, access controls, encryption, technological and physical safeguards and business continuity/disaster recovery and security plans, consistent with industry standards and practices, that are designed to protect against and prevent the breach, destruction, loss, unauthorized distribution, use, access, disablement, misappropriation or modification, or any other compromise or misuse, in each case, of or relating to any IT Systems and Data (“Breach”). There has been no Breach, and the Company and the Company Subsidiaries have not been notified of and have no knowledge of any event or condition that would reasonably be expected to result in, any Breach.
(r)
Environmental Laws.
(i)
The Company and each Company Subsidiary (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(ii)
There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(s)
Labor Disputes. No material labor dispute with the employees of the Company or any Company Subsidiary exists, or, to the knowledge of the Company, is imminent; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that could, singly or in the aggregate, have a Material Adverse Effect.
(t)
Investment Company Act. The Company is not, and immediately after receipt of payment for the Notes at the Closing and the transactions contemplated by the other Transaction Agreements and the application of the use of proceeds therefrom, will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).
(u)
Insurance. The Company and each Company Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as, in the Company’s reasonable judgment, are prudent and customary in the businesses in which they are engaged; and neither the Company nor any Company Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(v)
Certificates; Authorizations. The Company and each Company Subsidiary possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities (“Permits”) necessary to conduct their respective businesses, except where the failure to obtain such certificates, authorizations or permits would not, individually or in the aggregate, have a Material Adverse Effect, and neither the Company nor any Company Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect. During the past three years, all applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit relating to the Company or the Company Subsidiaries, and their respective business and products, when submitted to the regulatory authority were true, complete and correct in all material respects as of the date of submission (or were corrected by subsequent submission), and any subsequent updates, changes, corrections or modifications to such applications, submissions, information and data required by the applicable regulatory authority with respect to such Permits have been submitted to such regulatory authority, except where the failure to make such updates, changes, corrections or modifications would not reasonably be expected to have a Material Adverse Effect.
(w)
Internal Controls. Except as disclosed in the Company Reports, the Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, as issued by the IASB, and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Company Reports, the Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.
(x)
Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are designed to comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to provide reasonable assurance that material information required to be disclosed by the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective.
(y)
Taxes and Tax Returns. To the Company’s knowledge, the Company and each Company Subsidiary have filed all federal, state, local and foreign Tax Returns required to be filed through the date of this Agreement or have obtained extensions thereof (except where the failure to file would not, singly or in the aggregate, have a Material Adverse Effect) and have paid all taxes required to be paid (whether or not shown on any such Tax Returns) (except for cases in which the failure to file or pay would not, singly or in the aggregate, have a Material Adverse Effect, or, except as currently being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with IFRS), and no tax deficiency has been determined adversely to the Company or any Company Subsidiary which, singly or in the aggregate, has had (nor does the Company nor any Company Subsidiary have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or the Company Subsidiaries and which could reasonably be expected to have) a Material Adverse Effect. The Company believes that it was not a PFIC for U.S. federal income tax purposes for its most recent taxable year and, to the Company’s knowledge, based on the current and expected composition of its income and assets, the Company believes it will not be a PFIC for its current taxable year.
(z)
Stamp and Other Taxes. No stamp, documentary, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Purchaser in Sweden or to any taxing authority thereof or therein in connection with (i) the execution, delivery or consummation of this Agreement or the Indenture by the Company, (ii) the issuance of the Notes, (iii) the deposit with the ADS Depositary of the Company Ordinary Shares against the issuance of the ADRs evidencing the ADSs, (iv) the issuance and delivery of the ADRs, when issued by the Company upon conversion of the Notes, (v) the sale and delivery of the Notes by the Company to the Purchaser or (vi) the sale of the ADRs by the Purchaser following the conversion of the Notes into Company Ordinary Shares and the deposit of the Company Ordinary Shares against the issuance of the ADRs evidencing the ADSs.
(aa)
Brokers and Finders. Except for the fees and expenses of the Placement Agents, the Company has not retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by this Agreement or the other Transaction Agreements whose fees the Purchaser would be required to pay.
(bb)
Enforceability in Sweden. It is not necessary under the laws of Sweden (i) to enable the Purchaser to enforce its rights under this Agreement, provided that they are not otherwise engaged in business in Sweden, or (ii) solely by reason of the execution, delivery or consummation of this Agreement, for the Purchaser to be qualified or entitled to carry out business in Sweden. Any final judgment for a fixed or determined sum of money rendered by any U.S. federal or New York state court located in the State of New York having jurisdiction under its own laws in respect of any suit, action or proceeding against the Company based upon this Agreement, the Indenture, the Deposit Agreement or the Notes would be enforceable against the Company in Sweden upon a suit filed by the claimant in a Swedish court based on and reflecting the U.S. judgment only, following which the Company undertakes not to register any objection to the Swedish courts making no reconsideration or re-examination of the merits, and to accept the relief sought and the new judgment rendered by the Swedish court.
(cc)
Immunity. Neither the Company nor any of the Subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Sweden.
(dd)
Choice of Law. The choice of law of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Sweden and will be honored by the courts of Sweden. The Company has the power to submit, and pursuant to Section 6.09(a) has, to the extent permitted by law, legally, validly, effectively and irrevocably submitted, to the jurisdiction of the courts set forth therein.
(ee)
Food Safety Laws. Except as disclosed in the Company Reports,
(i)
during the past three years, except in each case as would not reasonably be expected to have a Material Adverse Effect: (A) the Company and its Subsidiaries have conducted their businesses in compliance with all applicable laws, statutes, codes, treaties, decrees, rules, ordinances and regulations and any determination or direction of any arbitrator or any regulatory authorities relating to the operation and conduct of their businesses or any of their products, properties or facilities, including, without limitation, all applicable Laws administered or enforced by the U.S. Food and Drug Administration (the “FDA”), the U.S. Department of Agriculture (the “USDA”) or any other regulatory authority regulating the development, cultivation, manufacture, production, import, export, packaging, packing, labeling, handling, storage, transportation, distribution, purchase, sale, advertising or marketing of food, and (B) neither the Company nor any of its Subsidiaries has received written notice of any violation, alleged violation or potential violation of any such laws; and

(ii)
within the last three years, neither the Company nor any of its Subsidiaries has had any product or manufacturing site subject to a regulatory authority (including the FDA and the USDA) shutdown or import or export prohibition, nor received any material FDA Form 483 or other material regulatory authority notice of inspectional observations, “warning letters,” “untitled letters,” or requests or requirements to make material changes to any products or operations of the Company or any of its subsidiaries, or similar correspondence or written notice from the FDA, the USDA or other regulatory authority in respect of their businesses as now being conducted.
(ff)
Side Letter Confirmation and Most Favored Nation. There are no separate agreements or side letters with any other holder of the Resale Notes, U.S. Notes and the Notes. In case of any amendments to, or waivers of terms applicable to, the terms applicable to any of the Resale Notes, U.S. Notes and the Notes or the rights of the holders thereof (including by way of separate agreements or side letters), the Company shall provide prompt notice to the Purchaser of such amendments or waivers, and shall, unless otherwise agreed by the Purchaser, make corresponding changes to the Resale Notes or the Notes (as applicable), provided that such amendments or waivers are favorable to the Purchaser. The Company agrees, at its expense, to take such other actions (such as entering into amendments to this Agreement) as the Purchaser may reasonably request to further effectuate the foregoing.
(gg)
CFIUS. The Company is not a U.S. business that (i) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”; (ii) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure”; or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms in quotation marks are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.
(hh)
No Additional Representations.
(i)
The Company acknowledges that the Purchaser makes no representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.02 or in any certificate delivered by the Purchaser pursuant to this Agreement, and the Company has not relied on or been induced by such information or any other representations or warranties (whether express or implied or made orally or in writing) not expressly set forth in Section 3.02 or in any certificate delivered by the Purchaser pursuant to this Agreement.
(ii)
The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 3.02 or in any certificate delivered by the Purchaser pursuant to this Agreement, (i) no person has been authorized by the Purchaser to make any representation or warranty relating to the Purchaser or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by the Purchaser, and (ii) any materials or information provided or addressed to the Company or any of its Affiliates or representatives are not and shall not be deemed to be or include representations or warranties of the Purchaser unless any such materials or information are the subject of any express representation or warranty set forth in Section 3.02 of this Agreement or in any certificate delivered by the Purchaser pursuant to this Agreement.
Section 3.02
Representations and Warranties of the Purchaser. The Purchaser represents and warrants to, and agrees with, the Company, as of the date hereof and as of the Closing Date, as follows:
(a)
Organization; Ownership. Purchaser is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to own, operate and lease its properties and to carry on its business as it is being conducted on the date of this Agreement.
(b)
Authorization; Sufficient Funds; No Conflicts.

(i)
Purchaser has the power and authority to execute and deliver this Agreement and to consummate the purchase of the Notes. The execution, delivery and performance by Purchaser of the Transaction Agreements to which it is a party and the consummation of the transactions contemplated thereby have been duly authorized by all necessary action by Purchaser. No other proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance by Purchaser of the Transaction Agreements to which it is a party and consummation of the transactions contemplated thereby. This Agreement has been duly and validly executed and delivered by Purchaser. Assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement is a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to the limitation of such enforcement by the Enforceability Exceptions.
(ii)
The execution, delivery and performance of the Transaction Agreements to which Purchaser is a party by Purchaser, the consummation by Purchaser of the transactions contemplated thereby, and the compliance by Purchaser with any of the provisions thereof will not conflict with, violate or result in a breach of any provision of, or constitute a default under, or result in the termination of or accelerate the performance required by, or result in a right of termination or acceleration under, (A) any provision of Purchaser’s organizational documents, (B) any mortgage, note, indenture, deed of trust, lease, license, loan agreement or other agreement binding upon Purchaser or any of its Affiliates or (C) any permit, license, judgment, order, decree, ruling, injunction, statute, law, ordinance, rule or regulation applicable to Purchaser or any of its Affiliates, other than in the cases of clauses (B) and (C) as would not reasonably be expected to materially and adversely affect or delay the consummation of the Transactions.
(c)
Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, or exemption or review by, any Governmental Entity is required on the part of Purchaser in connection with the execution, delivery and performance by Purchaser of this Agreement, and the consummation by Purchaser of the Transactions to which it is a party, except for any required filings or approvals under the HSR Act or any foreign antitrust, competition laws or foreign direct investment laws, requirements or regulations in connection with the issuance of Company Ordinary Shares (or in connection with a deposit with the ADS Depositary of the Company Ordinary Shares against the issuance of the ADRs evidencing the ADSs) upon the conversion of the Notes and any consent, approval, order, authorization, registration, declaration, filing, exemption or review the failure of which to be obtained or made, individually or in the aggregate, would not reasonably be expected to adversely affect or delay the consummation of the Transactions by Purchaser.
(d)
Securities Act Representations. Purchaser is a qualified institutional buyer (as defined in Rule 144A(a)(1) under the Securities Act), an “accredited investor” within the meaning of Rule 501(a) under the Securities Act, an “Institutional Account” as defined in FINRA Rule 4512(c) and a sophisticated institutional investor, experienced in investing in privately placed securities and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation as the Purchaser of the Notes. Purchaser is aware that the sale of the Notes is being made in reliance on an exemption from registration under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available. Purchaser is acquiring the Notes (and any ADSs issuable upon conversion of the Notes) for its own account, and not with a view toward, or for sale in connection with, any distribution thereof in violation of any federal or state securities or “blue sky” law, or with any present intention of distributing or selling such Notes (or any ADSs issuable upon conversion of the Notes) in violation of the Securities Act. Purchaser has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in such Notes (and any ADSs issuable upon conversion of the Notes) and is capable of bearing the economic risks of such investment. Purchaser has (i) received, had an opportunity to review and understood the offering materials made available to it in connection with the purchase of the Notes, (ii) had the opportunity to ask questions of and receive answers from the Company directly and (iii) conducted and completed its own independent due diligence with respect to the purchase of the Notes. Based on such information as Purchaser has deemed appropriate and without reliance upon the Company or the Placement Agents, Purchaser has independently made its own analysis and decision to purchase the Notes. Except for the representations, warranties and agreements of the Company expressly set forth in this Agreement, Purchaser is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Notes, the purchase and sale of the Notes and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.
(e)
Reliance on Exemptions. Purchaser understands that the Notes are being offered and sold in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Notes (and any ADSs issuable upon conversion of the Notes).
(f)
General Solicitation; No Integration. Neither Purchaser nor any other Person or entity authorized by Purchaser to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with the offering of the Notes or in any manner involving a public offering (within the meaning of Section 4(a)(2) of the Securities Act).
(g)
Brokers and Finders. Purchaser has not retained, utilized or been represented by, or otherwise become obligated to, any broker, placement agent, financial advisor or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.
(h)
Taxes. Purchaser understands that there may be certain consequences under United States and other tax laws resulting from an investment in the Notes and has made such investigation and has consulted its own independent advisors or otherwise has satisfied itself concerning, without limitation, the effects of United States federal, state and local income tax laws and foreign tax laws generally and the US Employee Retirement Income Security Act of 1974, the Investment Company Act, and the Securities Act.
(i)
Available Funds. The Purchaser at the Closing will have sufficient funds to pay the Purchase Price for its Notes pursuant to Article II.
(j)
No Governmental Review. The Purchaser understands that no United States agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Notes or the fairness or suitability of the investment in the Notes nor have such authorities passed upon or endorsed the merits of the offering of the Notes.
(k)
Legends. The Purchaser understands that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or applicable state securities laws, the certificates or other instruments representing the Notes and all certificates or other instruments issued in exchange therefor or in substitution thereof, shall bear the legend(s) set forth in the Indenture, and that the Company will make a notation on its records and give instructions to the Trustee in order to implement the restrictions on transfer set forth and described herein.
(l)
Residency. For purposes of United States securities laws, the Purchaser is a resident of the jurisdiction specified on the signature page attached hereto.
(m)
Placement Agent. Purchaser acknowledges and agrees that (i) each Placement Agent is acting solely as the Company’s placement agent in connection with the purchase and sale of the Notes and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for Purchaser, the Company or any other person or entity in connection with the purchase and sale of the

Notes, (ii) neither Placement Agent has made nor will make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation to you in connection with the purchase and sale of the Notes, (iii) neither Placement Agent will have any responsibility with respect to (x) any representations, warranties or agreements made by any person or entity under or in connection with the Notes or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (y) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the purchase and sale of the Notes, and (iv) neither Placement Agent shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by you, the Company or any other person or entity), whether in contract, tort or otherwise, to you, or to any person claiming through you, in respect of the purchase and sale of the Notes.
(n)
Suitability. Purchaser has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Notes and participation in the purchase and sale thereof (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to it, (iii) have been duly authorized and approved by all necessary action, (iv) do not and will not violate or constitute a default under its charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which it is bound and (v) are a fit, proper and suitable investment for it, notwithstanding the substantial risks inherent in investing in or holding the Notes (and the ADSs issuable upon conversion of the Notes). Purchaser is able to bear the substantial risks associated with its purchase of the Notes, including but not limited to loss of its entire investment therein.
(o)
No Additional Representations.
(i)
Purchaser acknowledges that the Company does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.01 or in any certificate delivered by the Company pursuant to this Agreement, and specifically (but without limiting the generality of the foregoing), that, except as expressly set forth in Section 3.01 or in any certificate delivered by the Company pursuant to this Agreement, the Company makes no representation or warranty with respect to (A) any matters relating to the Company, its business, financial condition, results of operations, prospects or otherwise, (B) any projections, estimates or budgets delivered or made available to Purchaser (or any of its Affiliates, officers, directors, employees or other representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (C) the future business and operations of the Company and its Subsidiaries, and Purchaser has not relied on or been induced by such information or any other representations or warranties (whether express or implied or made orally or in writing) not expressly set forth in Section 3.01 or in any certificate delivered by the Company pursuant to this Agreement.
(ii)
Purchaser has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges Purchaser has been provided with sufficient access for such purposes. Purchaser acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 3.01 or in any certificate delivered by the Company pursuant to this Agreement, (i) no person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Purchaser as having been authorized by the Company, and (ii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Purchaser or any of its Affiliates or representatives are not and shall not be deemed to be or include representations or warranties of the Company unless any such materials or information are the subject of any express representation or warranty set forth in Section 3.01 of this Agreement or in any certificate delivered by the Company pursuant to this Agreement.
Article IV

ADDITIONAL AGREEMENTS
Section 4.01
Taking of Necessary Action. Each party hereto agrees to use its reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary under applicable laws and regulations to consummate and make effective the sale and purchase of the Notes hereunder, subject to the terms and conditions hereof and compliance with applicable law. In case at any time before or after the Closing any further action is necessary to carry out the purposes of the sale and purchase of the Notes, the proper officers, managers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by, and the sole expense of, the requesting party.
Section 4.02
Securities Laws. The Purchaser acknowledges and agrees that the issuance and sale of the Notes (and the ADSs that are issuable upon conversion of the Notes) have not been registered under the Securities Act or the securities laws of any state and that they may be sold or otherwise disposed of only in one or more transactions registered under the Securities Act and, where applicable, such state securities laws, or as to which an exemption from the registration requirements of the Securities Act and, where applicable, such state securities laws, is available. The Purchaser acknowledges that, except as provided in Article V with respect to ADSs and Company Ordinary Shares and the Notes, the Purchaser has no right to require the Company or any Company Subsidiary to register the ADSs or Company Ordinary Shares that are issuable upon conversion of the Notes. The Purchaser also acknowledges and agrees that the Notes and underlying ADSs and Company Ordinary Shares may be notated with a restrictive legend, subject to the terms of the Indenture and the Notes.
Section 4.03
Lost, Stolen, Destroyed or Mutilated Securities. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any certificate for any security of the Company and, in the case of loss, theft or destruction, upon delivery of an undertaking by the holder thereof to indemnify the Company (and, if requested by the Company, the delivery of an indemnity bond sufficient in the judgment of the Company to protect the Company from any loss it may suffer if a certificate is replaced), or, in the case of mutilation, upon surrender and cancellation thereof, the Company will issue a new certificate or, at the Company’s option, a share ownership statement representing such securities for an equivalent number of shares or another security of like tenor, as the case may be.
Section 4.04
Antitrust/Foreign Direct Investment Approval. The Company and the Purchaser acknowledge that one or more filings under the HSR Act or foreign antitrust/foreign direct investment laws may be necessary in connection with the issuance of the ADSs upon the conversion of the Notes. The Purchaser will promptly notify the Company if any such filing is required/advisable on the part of the Purchaser. To the extent reasonably requested, the Company and the Purchaser will use reasonable best efforts to cooperate in timely making or causing to be made all applications and filings under the HSR Act or any foreign antitrust requirements in connection with the issuance of ADSs upon the conversion of Notes held by the Purchaser in a timely manner and as required by the law of the applicable jurisdiction; provided that, notwithstanding anything in this Agreement to the contrary, the Company shall not have any responsibility or liability for failure of the Purchaser or any of its Affiliates to comply with any applicable law. The Company and the Purchaser shall cooperate, provide all necessary information, and keep each other fully apprised with respect to such filing and regulatory processes. For as long as there are Notes outstanding and owned by the Purchaser or its Affiliates, the Company shall as promptly as reasonably practicable provide (no more than four times per calendar year) such information regarding the Company and its Subsidiaries as the Purchaser may reasonably request in order to determine what foreign antitrust requirements may exist with respect to any potential conversion of the Notes. The Purchaser shall be responsible for 100% of the payment of its HSR Act filing fees and foreign antitrust filing fees, and the Purchaser and the Company shall be responsible for its own costs and expenses incurred in connection with any such applications or filings.
Section 4.05
DTC Eligibility. The Company shall cause the Notes to be assigned one or more CUSIPs that are DTC eligible and shall make the Notes available on request to the Purchaser through the facilities of DTC.
Section 4.06
Certain Tax Matters. Notwithstanding anything herein to the contrary, but subject to the obligation of the Company to pay Additional Amounts (as defined in the Indenture) the Company shall have the right to deduct and withhold from any payment or distribution made with respect to the Notes (or the issuance of shares of Company Common Stock upon conversion or repurchase by the Company of the Notes) such amounts as are required to be deducted or withheld with respect to the making of such payment or distribution (or issuance) under any applicable Tax law. To the extent that any amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made. In the event the Company previously remitted any amounts to a Governmental Entity on account of Taxes required to be deducted or withheld in respect of any payment or distribution (or deemed distribution) on any Notes, without duplication of any amounts already withheld or set off, the Company shall be entitled to effect any such amounts against any amounts otherwise payable in respect of such Notes (or the issuance of shares of Company Common Stock upon conversion or repurchase by the Company of the Notes).
Section 4.07
China Committee Observer. Following the Closing Date and for so long as the Purchaser holds no less than 50% of the Notes and Resale Notes purchased on the Closing Date (or ADSs or Ordinary Shares issued in conversion thereof), the Purchaser shall be entitled to designate one natural person (the “Committee Observer”) from time to time to serve as an observer of the Company’s China Advisory Committee (the “Committee”). Each of the Company and Purchaser shall take commercially reasonable efforts to negotiate in good faith a customary non-disclosure agreement between the Company and the Purchaser in a customary form provided by the Company and to be agreed between the parties including a “cleansing protocol” (the “Confidentiality Agreement”). Subject to entry into the Confidentiality Agreement, the Committee Observer may attend and participate in any meeting of the Committee as a non-voting observer. The Committee Observer shall not (i) be deemed to be a member of the Committee, (ii) have the right to vote on any matter presented to the Committee or committee thereof, (iii) be considered or required for purposes of establishing quorum, and (iv) have the right to propose or offer any motions or resolutions to the Committee. The Committee Observer shall, subject to execution of the Confidentiality Agreement, have the right to (i) receive the same materials distributed to the Committee, (ii) receive notice of all meetings of the Committee and (iii) otherwise fully participate in meetings and discussions of the Committee (whether in person or by telephone), except for the right to vote; provided, however, the Committee Observer shall adhere and be subject to, and act consistently with, the policies of the Committee that are uniformly applicable to all observers on the Committee. Notwithstanding the foregoing, the Purchaser agrees that the Committee Observer may be excluded from access to any material or meeting or portion thereof if the Committee determines in good faith that (i) (A) such exclusion is reasonably necessary to preserve the attorney-client privilege between the Company or its subsidiaries and counsel, or any privilege under any common interest or joint defense doctrine, (B) such materials or discussion relates to items in which Purchaser or its Affiliates have a conflict of interest or otherwise relate to any potential transactions between or among the Company or its Affiliates and such persons, or (C) such exclusion is necessary to avoid disclosure that would be a breach of any agreement to which the Company or its Affiliates is a party or otherwise bound and (ii) nothing herein shall prevent the Committee from taking any action by written consent; provided, however, that the Company shall provide notice together with all other relevant materials (subject to any privilege, disclosure of trade secret, conflict of interest or non-disclosure considerations) to the Committee Observer of (a) any meeting of the Committee from which the Committee

Observer was excluded and (b) any action taken by written consent of the Committee within 24 hours after such meeting has been held or such action has been taken.
Article V

REGISTRATION RIGHTS
Section 5.01
Registration Statement.
(a)
As soon as reasonably practicable after the issuance of the Notes and in any event within 10 Business Days after the Closing Date, the Company will use its commercially reasonable efforts to prepare and file a prospectus supplement to its currently effective shelf Registration Statement on Form F-3ASR (File No. 333-271379) registering the issuance of the Registrable Securities (which shall cover the maximum number of ADSs issuable assuming the combination of all of the following: (x) full “physical” settlement of conversions of the Notes into ADSs, and (y) the maximum number of additional ADSs that may be issuable pursuant to conversions of the Notes if the Company were to elect the “payment-in-kind” option for the Notes for every interest payment date until maturity, in each case, in accordance with the terms of the Indenture) and to provide for resales of the Registrable Securities to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (subject to the availability of a Registration Statement on Form F-3ASR or any successor form thereto), which prospectus supplement will (except to the extent the SEC objects in written comments upon the SEC’s review of such Registration Statement) include selling shareholder disclosure reasonably requested by the Purchaser. The Company will use its reasonable efforts to keep the Registration Statement continuously effective under the Securities Act at all times until the Registration Termination Date.
(b)
Subject to the provisions of Section 5.02, and further subject to the availability of a Registration Statement on Form F-3ASR (or any successor form thereto) to the Company pursuant to the Securities Act and the rules and interpretations of the SEC, the Company will use its commercially reasonable efforts to keep the Registration Statement (or any replacement Registration Statement) continuously effective until the earlier of (such earlier date, the “Registration Termination Date”): (i) the date on which all Registrable Securities covered by the Registration Statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in the Registration Statement, (ii) there otherwise cease to be any Registrable Securities and (iii) following the maturity date of the Notes and full settlement of principal and interest in accordance with the terms of the Indenture, the Registrable Securities represent less than $25,000,000 by value in the aggregate.
(c)
During such period of time that the Company ceases to be eligible to file or use a Registration Statement on Form F-3 (or any successor form thereto) or Form S-3 (if the Company is not a foreign private issuer), upon the written request of any holder of Registrable Securities, the Company shall use its reasonable efforts to file a Registration Statement on Form F-1 (or any successor form) or Form S-1 (if the Company is not a foreign private issuer) under the Securities Act covering the Registrable Securities of the requesting party and use reasonable efforts to cause such Registration Statement to be declared effective pursuant to the Securities Act as soon as reasonably practicable after filing thereof and use reasonable efforts to file and cause to become effective such amendments thereto as are necessary in order to keep such Registration Statement available until the Registration Termination Date. Prior to filing such Form F-1 or Form S-1, as applicable, the Company shall provide reasonable advance notice thereof to the other Purchasers at least five business days before the filing of such Registration Statement and shall include in such Registration Statement the Registrable Securities of any Purchaser who so requests within five business days after receipt of the Company’s notice. When the Company regains ability to file a Registration Statement on Form F-3 (or Form S-3 if the Company is not a foreign private issuer) covering the Registrable Securities it shall use reasonable efforts to do so as promptly as practicable in accordance with Section 5.01(a).

Section 5.02
Registration Limitations and Obligations. Subject to Section 5.01, the Company will use commercially reasonable efforts to prepare such supplements or amendments (including a post-effective amendment), if required by applicable law, to each applicable Registration Statement and file any other required document so that such Registration Statement will be Available at all times during the period for which such Registration Statement is, or is required pursuant to this Agreement to be, effective; provided, that no such supplement, amendment or filing will be required during a Blackout Period. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled, from time to time, by providing written notice to the holder of Registrable Securities, to require the holder to suspend the use of the prospectus for sales of Registrable Securities under the Registration Statement during any Blackout Period; provided, for purposes of this Section 5.02, the Company shall only be obligated to provide written notice to the holder or Beneficial Owner of Registrable Securities of any such Blackout Period if such holder or Beneficial Owner has specified in writing to the Company for purposes of receiving such notice such holder’s or Beneficial Owner’s address and contact information. No sales may be made under the applicable Registration Statement during any Blackout Period of which the holder of Registrable Securities has received notice. In the event of a Blackout Period, the Company shall notify each holder of Registrable Securities promptly upon each of the commencement and the termination of each Blackout Period, which notice of termination shall be delivered to each holder of Registrable Securities no later than the close of business of the last day of the Blackout Period. In connection with the expiration of any Blackout Period and without any further request from the holder of Registrable Securities, the Company to the extent necessary and as required by applicable law shall as promptly as reasonably practicable prepare supplements or amendments, including a post-effective amendment, to the Registration Statement or the prospectus, or any document incorporated therein by reference, or file any other required document so that the Registration Statement will be Available. A Blackout Period shall be deemed to have expired when the Company has notified the holder of Registrable Securities that the Blackout Period is over and the Registration Statement is Available. Notwithstanding anything in this Agreement to the contrary, the absence of an Available Registration Statement at any time from and after the date the initial Registration Statement has been declared effective shall be considered a Blackout Period and subject to the limitations therein.
Section 5.03
Registration Procedures.
(a)
In connection with the filing of the prospectus supplement, the Company shall as promptly as reasonably practicable, subject to the other provisions of this Agreement:
(i)
before filing the prospectus supplement, the Company will furnish to the holder which is including Registrable Securities in such registration (“Selling Holder”) copies of all such documents proposed to be filed, which documents will be subject to the review and reasonable comment (which comments will be considered in good faith by the Company) of the counsel (if any) to such holder, and other documents reasonably requested by any such counsel, including any comment letter from the SEC, and, if requested by any such counsel, provide such counsel reasonable opportunity to participate in the preparation of such prospectus supplement included or deemed included therein and such other opportunities to conduct a customary and reasonable due diligence investigation of the Company, including reasonable access to the Company’s books and records, officers, accountants and other advisors; provided that the same occurs during normal business hours after reasonable notice and does not materially interfere with the business of the Company; provided further that such persons shall first agree in writing with the Company that any information that is reasonably designated by the Company as confidential at the time of delivery shall be kept confidential by such persons subject to customary exceptions. In no event shall the Purchaser be identified as a statutory underwriter in the prospectus supplement unless requested by the SEC; provided, that if the SEC requests that the Purchaser be identified as a statutory underwriter in the prospectus supplement, the Purchaser will have an opportunity to withdraw its Registerable Securities from the prospectus supplement;

(ii)
prepare and file with the SEC such amendments and supplements to its Registration Statement on Form F-3ASR and the prospectus used in connection therewith as may be necessary and to the extent required by applicable law to keep such Registration Statement effective and Available pursuant to the terms of this Article V;
(iii)
furnish to the Selling Holder of the securities being sold by such Selling Holder such number of conformed copies of such prospectus supplement filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such Selling Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Selling Holder;
(iv)
use reasonable efforts to cause such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed;
(v)
use reasonable efforts to provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such prospectus supplement;
(vi)
as promptly as practicable notify in writing the holder of Registrable Securities of the following events: (A) the filing of the prospectus supplement related thereto; (B) any request by the SEC or any other U.S. or state Governmental Entity for amendments or supplements to such Registration Statement or the prospectus or for additional information; (C) the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings by any person for that purpose; (D) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; (E) if at any time the representations and warranties of the Company contained in any agreement (including any underwriting agreement) related to such registration cease to be true and correct in any material respect; and (F) upon the happening of any event that makes any statement made in such Registration Statement or prospectus supplement or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of such Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus supplement, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, in the case of clause (F), that such notice need not include the nature or details concerning such events;
(vii)
use reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of such Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest reasonable practicable date, except that the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation or as a dealer in securities in any jurisdiction wherein it would not but for the requirements of this clause (vii) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;
(viii)
prior to any public offering of Registrable Securities, use reasonable efforts to register or qualify or cooperate with the Selling Holder in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the applicable state securities or “blue sky” laws of those jurisdictions within the United States as the holder reasonably requests in writing to keep each such registration or qualification (or exemption therefrom) effective until the Registration Termination Date; provided, that the Company will not be required to (A) qualify generally to do business as a foreign corporation or as a dealer in securities in any jurisdiction wherein it would not but for the requirements of this clause (viii) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;
(ix)
use reasonable efforts to cooperate with the holder to facilitate the timely preparation and delivery of book-entry securities representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement and the prospectus supplement, which certificates or book-entry securities shall be free, to the extent permitted by the Indenture and applicable law, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as the holder may request in writing; and in connection therewith, if required by the Company’s transfer agent, the Company will cause to be delivered to its transfer agent when and as required by such transfer agent from time to time, any authorizations, certificates, directions and other evidence required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without legend upon sale by the holder of such shares of Registrable Securities under the Registration Statement and the prospectus supplement; and
(x)
to the extent the Purchaser seeks to effect an in-kind distribution of its Registrable Securities to its shareholders, members, partners or limited partners, the Company agrees to cooperate with the Purchaser in such distribution and to use reasonable efforts to cause its transfer agent to cooperate with the Purchaser in such distribution, including filing one or more prospectus supplements to evidence the distribution and to register for resale the Registrable Securities distributed to the shareholders, members, partners or limited partners of the Purchaser in such distribution.
(b)
The Company may require the Selling Holder to (i) furnish the Company in writing such information regarding the Selling Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing to complete or amend the information required by such prospectus supplement and/or any other documents relating to such registered offering, and (ii) execute and deliver, or cause the execution or delivery of, and to perform under, or cause the performance under, any agreements and instruments reasonably requested by the Company to effectuate such registered offering, including, without limitation, opinions of counsel and questionnaires. If the Company requests that the holder of Registrable Securities takes any of the actions referred to in this Section 5.03(b), the holder shall take such action promptly and as soon as reasonably practicable following the date of such request.
(c)
The Selling Holder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clauses (B), (C), (D), (E) and (F) of Section 5.03(a)(vi), the Selling Holder shall forthwith discontinue the Selling Holder’s disposition of Registrable Securities pursuant to the applicable prospectus supplement relating thereto until the Selling Holder is advised in writing by the Company that the use of the applicable prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus. The Company shall use commercially reasonable efforts to cure the events described in clauses (B), (C), (D), (E) and (F) of Section 5.03(a)(vi) so that the use of the applicable prospectus may be resumed at the earliest reasonably practicable moment.
Section 5.04
Expenses. The Company shall pay all Registration Expenses in connection with a registration pursuant to this Article V; provided that each holder of Registrable Securities participating in an offering shall pay any applicable underwriting fees, discounts, selling commissions, agency fees, brokers’ commissions and transfer taxes, if any, on the Registrable Securities sold by such holder and similar charges.
Section 5.05
Registration Indemnification.
(a)
The Company agrees, without limitation as to time, to indemnify and hold harmless, subject to permissibility under Swedish law (provided that the Company agrees not to assert or claim that such indemnification is impermissible under Swedish law), the Selling Holder and its Affiliates and their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys, advisors and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Selling Holder or such other indemnified Person and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys, advisors and agents of each such controlling Person, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such underwriter (collectively, the “Indemnified Persons”), from and against all losses, claims, damages, liabilities, costs, expenses (including reasonable and documented expenses of investigation and reasonable and documented attorneys’ fees and expenses), judgments, fines, penalties, charges and amounts paid in settlement (collectively, the “Losses”), as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of a material fact contained in any Registration Statement, prospectus or preliminary prospectus, or free writing prospectus, in each case related to such Registration Statement, or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (except to the extent that such Losses arose out of, were caused by, resulted from or were related to Selling Holder Information or written information furnished by or on behalf of any underwriter and relating to such underwriter for inclusion in such Registration Statement, prospectus or preliminary prospectus, or free writing prospectus, in each case related to such Registration Statement, or any amendment or supplement thereto) and (without limitation of the preceding portions of this Section 5.05(a)) will reimburse the Selling Holder, its Affiliates, and its respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys, advisors and agents and each such Person who controls the Selling Holder and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys, advisors and agents of each such controlling Person, each such underwriter and each such Person who controls any such underwriter, for any legal and any other expenses documented and reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, except insofar as the same are caused by any information regarding the holder of Registrable Securities or underwriter furnished in writing to the Company by any such Person or the Selling Holder or underwriter expressly for use therein.
(b)
In connection with any Registration Statement in which the Selling Holder is participating, without limitation as to time, the Selling Holder shall indemnify the Company, its directors and officers, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company, from and against all out-of-pocket Losses, as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment or supplement thereto, or any related free writing prospectus, or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (without limitation of the preceding portions of this Section 5.05(b)) will reimburse the Company, its directors and officers and each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such out-of-pocket claim, Loss, damage, liability or action, in each case solely to the extent, but only to the extent, that such untrue statement or omission is made in such registration statement, prospectus or preliminary prospectus or any amendment or supplement thereto, or any related free writing prospectus, in reliance upon and in conformity with written information regarding the Selling Holder furnished to the Company by the Selling Holder for inclusion in such registration statement, prospectus or preliminary prospectus or any amendment or supplement thereto or any related free writing prospectus (collectively, “Selling Holder Information”).

(c)
Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, however, the failure to give such notice shall not release the indemnifying party from its obligation, except to the extent that the indemnifying party has been actually and materially prejudiced by such failure to provide such notice on a timely basis.
(d)
In any case in which any such action is brought against any indemnified party, the indemnified party shall promptly notify in writing the indemnifying party of the commencement thereof, and the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and acknowledging the obligations of the indemnifying party with respect to such proceeding, the indemnifying party will not (so long as it shall continue to have the right to defend, contest, litigate and settle the matter in question in accordance with this paragraph) be liable to such indemnified party hereunder for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable and documented costs of investigation, supervision and monitoring (unless (i) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to the defenses available to such indemnifying party and, as a result, a conflict of interest exists or (ii) the indemnifying party shall have failed within a reasonable period of time to assume such defense and the indemnified party is or would reasonably be expected to be materially prejudiced by such delay, in either event the indemnified party shall be promptly reimbursed by the indemnifying party for the reasonable and documented expenses incurred in connection with retaining one separate legal counsel (for the avoidance of doubt, for all indemnified parties in connection therewith)). For the avoidance of doubt, notwithstanding any such assumption by an indemnifying party, the indemnified party shall have the right to employ separate counsel in any such matter and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party except as provided in the previous sentence. An indemnifying party shall not be liable for any settlement of an action or claim effected without its consent (which consent shall not be unreasonably withheld, conditioned or delayed). No matter shall be settled by an indemnifying party without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement (x) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such claim or proceeding, (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party and (z) is settled solely for cash for which the indemnified party would be entitled to indemnification hereunder. The failure of an indemnified party to give notice to an indemnifying party of any action brought against such indemnified party shall not relieve the indemnifying party of its obligations or liabilities pursuant to this Agreement, except to the extent such failure adversely prejudices the indemnifying party.
(e)
The indemnification provided for under this Agreement shall survive the sale or other transfer of the Registrable Securities and the termination of this Agreement.
(f)
If recovery is not available under the foregoing indemnification provisions for any reason or reasons other than as specified therein, any Person who would otherwise be entitled to indemnification by the terms thereof shall nevertheless be entitled to contribution with respect to any Losses with respect to which such Person would be entitled to such indemnification but for such reason or reasons, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, the Persons’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and other equitable considerations appropriate under the circumstances. It is hereby agreed that it would not necessarily be equitable if the amount of such contribution were determined by pro rata or per capita allocation that does not take into account the equitable considerations referred to in the immediately preceding sentence. Notwithstanding any other provision of this Agreement, no holder of Registrable Securities shall be required to contribute, in the aggregate, any amount in excess of its net proceeds from the sale of the Registrable Securities subject to any actions or proceedings over the amount of any damages, indemnity or contribution that such holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not found guilty of such fraudulent misrepresentation.
(g)
The indemnification and contribution agreements contained in this Section 5.05 are in addition to any liability that the indemnifying party may have to the indemnified party and do not limit other provisions of this Agreement that provide for indemnification.
Section 5.06
Facilitation of Sales Pursuant to Rule 144. For as long as the Purchaser or its Affiliates Beneficially Owns Notes, ADSs or any Company Ordinary Shares issued or issuable upon conversion thereof, to the extent it shall be required to do so under the Exchange Act, the Company shall use reasonable efforts to timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraphs (c)(1) and (i)(2) of Rule 144) and submit all required Interactive Data Files (as defined in Rule 11 of Regulation S-T of the SEC) and shall use commercially reasonable efforts to take such further necessary action as the holder of Subject Securities may reasonably request in connection with the removal of any restrictive legend on the Subject Securities being sold, all to the extent required from time to time to enable such holder to sell the Subject Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144.
Article VI

MISCELLANEOUS
Section 6.01
Survival of Representations and Warranties. All covenants and agreements contained herein, other than those which by their terms apply in whole or in part at or after the Closing (which shall survive the Closing), shall terminate as of the Closing, provided nothing herein shall relieve any party of liability for any breach of such covenant or agreement before it terminated. The representations and warranties made herein shall survive for three months following the Closing Date and shall then expire; provided that nothing herein shall relieve any party of liability for any inaccuracy or breach of such representation or warranty to the extent that any good faith allegation of such inaccuracy or breach is made in writing prior to such expiration.
Section 6.02
Limitation on Damages. Notwithstanding any other provision of this Agreement, no party shall have any liability to the other for breach of this Agreement in excess of the Purchase Price, and no party shall be liable for any speculative, consequential, special or punitive damages with respect to a breach of this Agreement. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit any claim or recourse under or in connection with any Transaction Agreement.
Section 6.03
Notices. All notices and other communications hereunder, except for service of process in any legal action or proceeding with respect to this Agreement in accordance with Section 6.09, shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or sent via email (with receipt confirmed) as follows:
(a)
If to the Purchaser, to the notice information set forth on the signature page hereto.
(b)
If to the Company, to:

Ångfärjekajen 8,

211 19 Malmö, Sweden

Attention: General Counsel

Email: [***]

with a copy (which will not constitute actual or constructive notice) to:

White & Case Advokat AB

Biblioteksgatan 12

Box 5573

SE-114 85 Stockholm

Attention: Shoan Panahi

Email: [***]

or to such other address or addresses as shall be designated in writing. All notices shall be deemed effective (a) when delivered personally (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise), (b) when sent by email (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise); or (c) one Business Day following the day sent by overnight courier.

Section 6.04
Entire Agreement; Third Party Beneficiaries; Amendment.
(a)
This Agreement and the other Transaction Agreements set forth the entire agreement between the parties hereto with respect to the Transactions, and supersede all prior agreements and understandings, both oral and written, among the parties and their respective Affiliates with respect to the subject matter hereof and thereof.
(b)
This Agreement is not intended to and shall not confer upon any person other than the parties hereto, their successors and permitted assigns any rights or remedies hereunder, provided that (i) Section 5.05 shall be for the benefit of and fully enforceable by each of the Indemnified Persons; and (ii) Section 6.13 shall be for the benefit of and fully enforceable by each of the Specified Persons.
(c)
Any provision of this Agreement (other than Article V and related definitions) may be amended or modified in whole or in part at any time by an agreement in writing, executed in the same manner as this Agreement, between the Company and the Purchaser. Article V and related definitions may be amended by the Company and the holders of a majority of the then outstanding Registrable Securities. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver thereof nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.
Section 6.05
Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the Transactions contemplated hereunder by electronic means.
Section 6.06
Public Announcements and Use of Name. The Company shall, no later than 9:00 a.m. Eastern Time on May 9, 2023, issue a press release related to this Agreement and the Transactions. The Company and its affiliates shall not use, publish, reproduce, or refer to the name of the Purchaser or its affiliates, or its and their respective controlling persons, or any similar name, trademark or logo in any non-internal discussion, documents or materials, including without limitation for marketing, advertising, publicity or other purposes without Purchaser’s prior written consent; provided that, without Purchaser’s prior written consent, the Company or its affiliates may (i) use the Purchaser’s and its affiliates’ names where required by applicable law or regulation, including, without limitation, if required for filings with the SEC or any other regulatory authority (so long as the Purchaser has an opportunity to review any such disclosure prior to submission, except to the extent prohibited by law), (ii) file this Agreement with the SEC and (iii) provide information about the subject matter of this Agreement in connection with equity or debt issuances, share repurchases, or marketing, informational or reporting activities. The Purchaser, if consenting to having its name disclosed in the aforementioned press release, shall have the right to review and reasonably comment on such press release or announcement prior to issuance, distribution or publication; provided that the foregoing shall not apply to any press release or other public announcement to the extent that it contains substantially the same factual information related to this Agreement and the Transactions as previously communicated publicly by one or more of the parties in accordance with this Section 6.06.
Section 6.07
Expenses. Except to the extent provided otherwise in Section 5.04, each party hereto is responsible for its, his or her own costs, fees and expenses in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby and thereby. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.
Section 6.08
Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the Company’s successors and assigns and the Purchaser’s successors and assigns, and no other person; provided, that neither the Company nor the Purchaser may assign its respective rights or delegate its respective obligations under this Agreement without the written consent of the Company or the Purchaser, as applicable, whether by operation of law or otherwise, and any assignment by the Company or the Purchaser in contravention hereof shall be null and void; provided further that (i) the Purchaser may assign all of its rights and obligations under this Agreement or, in the case of this Agreement, any portion thereof, to one or more Affiliates who execute and deliver to the Company a Joinder and a duly completed and executed IRS Form W-8 or W-9, as applicable, and any such assignee who executes and delivers to the Company a Joinder shall be deemed the Purchaser hereunder and have all the rights and obligations of the Purchaser so assigned; provided that no such assignment will relieve such assigning Purchaser of its obligations hereunder until the Closing; (ii) if the Company consolidates or merges with or into any Person and the Company Ordinary Shares are, in whole or in part, converted into or exchanged for securities of a different issuer in a transaction that does not constitute a Change in Control, then as a condition to such transaction the Company will cause such issuer to assume all of the Company’s rights and obligations under this Agreement in a written instrument delivered to the Purchaser; (iii) the Purchaser may assign all of its rights and obligations under this Agreement to a Permitted

Counterparty; and (iv) the Purchaser may assign its rights and obligations under Article V to bona fide transferees of its Registrable Securities.
Section 6.09
Governing Law; Jurisdiction; Service of Process; Waiver of Jury Trial.
(a)
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, may be brought and determined in the United States District Court for the Southern District of New York or any New York State court sitting in New York City and hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with Sections 6.09(b) and (c), (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Sections 6.09(b) and (c) shall be effective service of process for any suit or proceeding in connection with this Agreement or the Transactions contemplated hereby.
(b)
The Company hereby irrevocably appoints Corporation Service Company, with offices at 19 West 44th Street, Suite 200, New York, NY 10036, as its agent for service of process in any legal action or proceeding with respect to this Agreement and agrees that service of process in any such legal action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect. Upon the Company being served upon such agent, a copy of such process shall also be delivered to the Company by overnight courier at the Company’s address set forth in Section 6.03(b).
(c)
To the extent that the Purchaser is executing this Agreement through an agent, the Purchaser hereby irrevocably appoints the party or entity set forth on its signature page, as its agent for service of process in any legal action or proceeding with respect to this Agreement and agrees that service of process in any such legal action or proceeding may be made upon it at the office of such agent. The Purchaser waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Purchaser represents and warrants that such agent has agreed to act as the Purchaser’s agent for service of process, and the Purchaser agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect. Upon the Purchaser being served upon such agent, a copy of such process shall also be delivered to the Purchaser by overnight courier at the Purchaser’s address set forth on its signature page to this Agreement.

(d)
EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.08.
Section 6.10
Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect provided that the economic and legal substance of any of the Transactions is not affected in any manner materially adverse to any party. In the event of any such determination, the parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intent and purpose hereof. To the extent permitted by law, the parties hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.
Section 6.11
Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it, whether in law or equity) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (ii) an injunction restraining such breach or threatened breach. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
Section 6.12
Headings. The headings of Articles and Sections contained in this Agreement are for reference purposes only and are not part of this Agreement.
Section 6.13
Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto and their respective successors and assigns (including any Person that executes and delivers a Joinder). Except as set forth in the immediately preceding sentence, no past, present or future director, officer, employee, incorporator, member, partner, shareholder, Affiliate, agent, attorney, advisor or representative of any party hereto or any of such party’s Affiliates (collectively, the “Specified Persons”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.
Section 6.14
Placement Agent Matters. The Company and the Purchaser acknowledge that each Placement Agent shall be entitled to rely on the representations and warranties of the Purchaser contained in Section 3.02(d), Section 3.02(n), and Section 3.02(o) of this Agreement. Each Party agrees that the purchase by the Purchaser of the Notes hereunder from the Company will constitute a reaffirmation of its own acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) as of the Closing. The Company and the Purchaser further acknowledge and agree that each Placement Agent is a third-party beneficiary of the representations and warranties of the Purchaser contained in Section 3.02(d), Section 3.02(n), and Section 3.02(o) of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto or by their respective duly authorized officers, all as of the date first above written.

OATLY GROUP AB

By:	/s/ Christian Hanke
Name: Christian Hanke
Title: Chief Financial Officer

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto or by their respective duly authorized officers, all as of the date first above written.

MARS II HOLDINGS PTE. LTD., on behalf of certain advised or managed funds and accounts
By:	/s/ JENNIFER NEO JU YUN
Legal Name: JENNIFER NEO JU YUN
Title: Director
Notice Information:

Address:

12 Marina View
#11-01
Asia Square Tower 2
Singapore (018961)

With a copy, which shall not constitute notice, to:

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
Attn: Yash Rana, Abhishek Krishnan, Chi Pan
Email: [***]

Taxpayer ID#: Singapore TIN – 202309708R
DTC Participant Name:
DTC Participant Number:
DTC Participant Amount:
Name, Phone Number and Email Address of Purchaser’s contact person in connection with closing (this contact may be contacted by Trustee in connection with the DWAC process):
Name: Josephine Yung / Lin Zhexian / Daryl Tan
Phone Number: [***]
Email: [***]
Name(s), Phone Number(s) and Email Address(es) of Purchaser’s contact persons who should receive the Pricing and Allocation Notice:

Name: Josephine Yung / Lin Zhexian / Daryl Tan / Gary Freilich / Dilong Sun
Phone Number: [***]
Email: [***]

Schedule 1

PURCHASER

Purchaser	Purchase Price of the Notes to be Purchased	Principal Amount of Notes to be Purchased
MARS II HOLDINGS PTE. LTD.	$ 33,950,000	$ 35,000,000

Schedule 1 - 1

Exhibit A

FORM OF INDENTURE

[Attached]

Exhibit A - 1

Exhibit B

FORM OF JOINDER

___________, 20__

The undersigned is executing and delivering this Joinder pursuant to that certain Investment Agreement dated as of May 9, 2023 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Investment Agreement”) by and between Oatly Group AB and the purchaser party thereto and any other Persons who become a party thereto in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder shall have the respective meanings ascribed to such terms in the Investment Agreement.

By executing and delivering this Joinder to the Investment Agreement, the undersigned hereby adopts and approves the Investment Agreement and agrees, effective commencing on the date hereof, to become a party to, and to be bound by and comply with the provisions of, the Investment Agreement applicable to the Purchaser in the same manner as if the undersigned were the original Purchaser signatory to the Investment Agreement.

The undersigned acknowledges and agrees that Section 6.03, Section 6.04, Section 6.08, Section 6.09 and Section 6.13 of the Investment Agreement are incorporated herein by reference, mutatis mutandis.

Accordingly, the undersigned has executed and delivered this Joinder as of the first date written above.

By:
Name:
Title:

Address:

Email:

Exhibit B - 1